UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



4Q13 Results

100 anos GERANDO HISTÓRIAS | CPFL ENERGIA

Disclaimer

This presentation may contain statements that represent expectations about future events or results according to Brazilian and international securities regulators. These statements are based on certain assumptions and analyses made by the Company pursuant to its experience and the economic environment, market conditions and expected future events, many of which are beyond the Company's control. Important factors that could lead to significant differences between actual results and expectations about future events or results include the Company's business strategy, Brazilian and international economic conditions, technology, financial strategy, developments in the utilities industry, hydrological conditions, financial market conditions, uncertainty regarding the results of future operations, plans, objectives, expectations and intentions, among others. Considering these factors, the Company's actual results may differ materially from those indicated or implied in forward-looking statements about future events or results.

The information and opinions contained herein should not be construed as a recommendation to potential investors and no investment decision should be based on the truthfulness, timeliness or completeness of such information or opinions. None of the advisors to the company or parties related to them or their representatives shall be liable for any losses that may result from the use or contents of this presentation.

This material includes forward-looking statements subject to risks and uncertainties, which are based on current expectations and projections about future events and trends that may affect the Company's business. These statements may include projections of economic growth, demand, energy supply, as well as information about its competitive position, the regulatory environment, potential growth opportunities and other matters. Many factors could adversely affect the estimates and assumptions on which these statements are based.

System's Storage Levels | Poor hydrology and attention for low reservoir levels

Reservoir levels in NIPS[1] | %



100
80
60
40
20
0
42.9
38.5
41.0
42,6
Mar26 (actual):
40.2%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2001
2002
2008
2009
2012
2013
ONS forecast

Natural Inflow Energy (ENA) – SE/CW | GW average



70
60
50
40
30
20
10
ENA 2013
102% LTA
nov-12
dez-12
jan-13
fev-13
mar-13
abr-13
mai-13
jun-13
jul-13
ago-13
set-13
out-13
nov-13
dez-13
jan-14
fev-14
mar-14
ENA SE/CW
LT average

1) National Interconnected Power System.

System's Storage Levels | Poor hydrology and attention for low reservoir levels

Reservoir levels in NIPS[1] | %



100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
42.9
38.5
41.0
42,6
Mar26 (actual):
40.2%
2001
2002
2008
2009
2012
2013
ONS forecast

Natural Inflow Energy (ENA) – SE/CW | GW average



11% below LTA
(Nov-12 to Apr-13)
18% above LTA
(May-13 to Oct-13)
37% below LTA
(Nov-13 to Mar-14)
70
60
50
40
30
20
10
nov-12
dez-12
jan-13
fev-13
mar-13
abr-13
mai-13
jun-13
jul-13
ago-13
set-13
out-13
nov-13
dez-13
jan-14
fev-14
mar-14
ENA SE/CW
LT average

1) National Interconnected Power System.

In recent period | ENA evolution in March-14 (% LT average)

CPFL ENERGIA

SE/CW | 70% of NIPS


80%
60%
40%
20%
0%
53%
63%
ONS forecast: 64%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
Actual daily ENA
Monthly average

South | 7% of NIPS


350%
300%
250%
200%
150%
100%
50%
0%
145%
170%
ONS forecast: 166%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
Actual daily ENA
Monthly average

MTD Rainfall anomaly[1] in Brazil – Mar-2014[2] | mm


Bogota
Boa Vista
Quito
Manaus
Belem
Fortaleza
Recife
Lima
Salvador
Brasilia
La Paz
Belo Horizonte
Campo Grande
Sao Paulo
Asuncion
Porto Alegre
Santiago
Buenos Aires
sem dado
-150
-100
-50
-25
-10
0
10
25
50
100
150
(mm)

ONS Forecast for April:
SE/CW: **83%**
South: **120%**

1) Source: SOMAR. Rainfall deviations from the average. 2) Until March 25.

Soil moisture[1]

Accumulation of ENA is benefited by more constant rainfall

Available water in soil
(more superficial)

02/28/2014


[%] 0 10 20 30 40 50 60 70 80 90 100
FONTE: SOMAR METEOROLOGIA

03/25/2014


[%] 0 10 20 30 40 50 60 70 80 90 100
FONTE: SOMAR METEOROLOGIA

Soil hydro capacity
(deeper)

02/28/2014


[%] SECO 10 20 30 40 50 60 70 80 90 ÚMIDO
FONTE: SOMAR METEOROLOGIA

03/25/2014


[%] SECO 10 20 30 40 50 60 70 80 90 ÚMIDO
FONTE: SOMAR METEOROLOGIA

1) Source: SOMAR

ENA of the dry period | In the last 10 years, the dry period has been more favorable

CPFL ENERGIA

ENA of the dry period[1] – from 2004 to 2013 | % LT average



SE/CW
107%
113%
105%
102%
92%
107%
135%
96%
111%
102%
110%
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
NIPS
105%
105%
115%
89%
90%
104%
136%
92%
118%
89%
107%
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Scenarios for water storage evolution in the NIPS in 2014[2] | % maximum storable energy



80%
70%
60%
50%
40%
30%
20%
10%
0%
43.8%
38.5%
41.0%
61.6%
40.5%
25.2%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Best dry period 2004-2013 (2009: 136%LTA)
Average of dry period 2004-2013 (105%LTA)
Worst dry period 2004-2013 (2012: 89%LTA)

1) From May to November of each year. 2) Assumptions: considers 100% of thermal capacity dispatched throughout the period.

Considerations

Main factors

- ✓ **Soil moisture:** ENA accumulation is favored by the more constant rainfall during March
- ✓ **Dry period may be a good surprise:** recent data indicates that rains in the winter may contribute to maintain reservoir levels

Negative factors

- High **uncertainty** in **weather forecasts**
- Risk of **failure in thermal power plants**, since they have been dispatched for a long period already
- There are doubts on the **operating conditions** of the system with reservoirs hovering at 10% of capacity
- The setup of **emergency thermal power plants**, like 2001, is not fast

Positive factors

- Some negative factors are only **conjunctural:**
  - **Itaipu** – reservoirs are already **being recovered**
  - **Madeira** power plants – record level of water inflow will not prevail for the entire year
- **High spot price (PLD) discourages the consumption** of large industrial consumers
- Calculations of rationing risk, widely disseminated, consider the need for a **load cut of 4%**, which can be done **with rationalization measures**

Start-up of new installed capacity
More favorable supply-demand balance in 2015

Start-up of new installed capacity in 2014 and 2015[1] | ONS

	Source	Installed capacity (MW)	Assured energy (MW average)	Start-up
Jirau	hydro	3,750	2,185	Mar-14
Baixada Fluminense	thermal	530	430	Mar-14
Batalha	hydro	53	49	Apr-14
Maranhão III	thermal	499	471	Apr-14
Santo Antonio	hydro	3,150	2,218	May-14
Santo Antonio do Jari	hydro	300	196	Nov-14
Ferreira Gomes	hydro	252	150	Jan-15
Belo Monte Comp.	hydro	233	152	Mar-15
Teles Pires	hydro	1,820	915	Apr-15
Colíder	hydro	300	173	Jul-15
Total		10,887	6,939	

NIPS Energy balance – ONS timeline Mar-14
GW average



2014-2015 Growth
Supply: 7.6%
Demand: 3.4%
84.8
82.0
78.7
75.3
70.0
6.1
6.7
6.5
6.0
2.9
78.7
75.3
72.2
69.4
67.1
2014-2018 Growth
Supply: 4.9%
Demand: 4.1%
2014
2015
2016
2017
2018
Oversupply
Supply
Demand

SHPPs and reserve energy, in the amount of ~**3.0 GW average**, are also expected for 2014/2015

1) So far, we have 1,406 MW in operation in Santo Antonio HPP, and 450 MW in Jirau HPP. Also, it is expected for March additional 73 MW in Santo Antonio HPP.

Government measures for electric sector
Financial resources and "A" auction

In March 13, Brazilian government announced measures based on 3 pillars:

- **R$ 4 billion in Treasury resources** (already including the amount of R$ 1.2 billion to cover discos' involuntary exposure in January)
- **Funding to be raised by Electric Energy Chamber (CCEE),** in the estimated amount of **R$ 8 billion**, to cover costs with thermal dispatch and involuntary exposure
- **"A" auction, with longer maturities** to reduce discos' involuntary exposure - **Maturity:** 5.5 years | **Thermal power plants variable costs capped** @ R$ 300/MWh

Estimated demand for "A" auction | GW average



4.3
2.6
1.8
1.5
3.2
Required Amount in A-1 auction (2013)
Contracted amount
Amount frustrated
Additional amount estimated by Government
2014 energy gap (Demand for 2014 "A" auction)

Highlights 4Q13



100 anos
GERANDO HISTÓRIAS
CPFL ENERGIA

- Increase of **3.3% (1.8% accounting)** in sales in the **concession area** - **residential (+6.7%)**, **commercial (+5.0%)** and **industrial (+1.1%)**
- Reduction in the **adjusted PMSO** in 4Q13 of **13.3% (R$ 50 million)**
- **Tauron Program** (smart grid) generated **EBITDA** of **R$ 52 million** in 2013
- **CPFL Renováveis** expansion: (i) **A-5 Auction** (Dec/13), (ii) joint venture with **DESA** (Feb/14), (iii) start-up of **Atlântica wind complex** (Mar/14)
- **Investments** of **R$ 374 million** in 4Q13 and of **R$ 1,735 million** in 2013
- Distribution of **R$ 931 million** in **dividends**, related to 2013, with dividend yield of 4.8% (LTM); payment of **R$ 568 million** in **complementary dividends**, related to 2H13
- Fitch Ratings reaffirmed the **AA+(bra) rating** to CPFL Energia and subsidiaries
- **CPFL Energia's shares** were maintained in the **ISE** (the Corporate Sustainability Index of BM&FBOVESPA), for the **9th consecutive year**
- **CPFL Energia** was ranked as a member in the **Sustainability Yearbook 2014**, by **RobecoSAM,** responsible for the assessment of the DJSI
- **CPFL Piratininga and RGE** were granted the **2013 IASC Award** in the Southeast and South categories, respectively (best evaluated distributors by the consumers)

4Q13 Energy sales

Sales in the concession area | GWh


+1.8%
14,730
14,996
4,223
+5.1%
4,437
10,507
+0.5%
10,559
4Q12
4Q13
Reported
TUSD
Captive market (Distribution)
+3.3%
14,518
14,996
4,453
-0.4%
4,437
10,066
+4.9%
10,559
4Q12
4Q13
Adjusted1

Sales by consumption segment

Adjusted figures[1] | GWh


14,518
249
+6.7%
115
+5.0%
70
+1.1%
44
+2.1%
14,996
+3.3%
4Q12
Residential
Commercial
Industrial
Others
4Q13

Total energy sales[2] | GWh


+1.0%
15,297
15,446
667
+71.7%
1,145
4,123
-9.2%
3,742
10,507
+0.5%
10,559
4Q12
4Q13
CPFL Renováveis3
Commercialization + Conventional generation4
Captive market

1) Adjusting billing calendar, temperature and migrations between captive and free market. 2) Disregard CCEE and sales to related parties. 3) Take into account 100% of CPFL Renováveis (IFRS). 4) Take into account provision adjustment of -90 GWh in 4Q12. Including Foz do Chapecó, Baesa, Enercan and Epasa, which according to IFRS 11 rule, are accounted by the equity method.

2013 Energy Sales

Sales in the concession area (GWh)



56,682
+3.1%
58,463
15,999
+8.2%
17,314
40,683
+1.1%
41,148
2012
2013
TUSD
Captive market (Distribution)

Sales by consumption segment (GWh)



56,682
859
+5.9%
325
+3.6%
495
+2.0%
102
+1.2%
58,463
+3.1%
2012
Residential
Commercial
Industrial
Others
2013

Total energy sales[1] (GWh)



57,128
+4.8%
59,854
2,167
+61.5%
3,501
14,278
+6.5%
15,205
40,683
+1.1%
41,148
2012
2013
CPFL Renováveis²
Commercialization + Conventional Generation³
Captive market

Sales growth in the concession area

Comparison by region | %



Brazil
3.5
3.1
CPFL ENERGIA
Southeast
2.0
2.9
CPFL ENERGIA
South
4.3
4.2
CPFL ENERGIA

1) Disregard CCEE and sales to related parties. 2) Take into account 100% of CPFL Renováveis (IFRS). 3) Take into account provision adjustment of -2 GWh in 2012. Including Foz do Chapecó, Baesa, Enercan and Epasa, which according to IFRS 11 rule, are accounted by the equity method.

Energy sales in the concession area of CPFL Energia are growing above Brazilian GDP for three years

Brazilian GDP x CPFL Energia energy sales | % annual growth



7.5
7.2
2.7
4.9
1.0
3.4
2.3
3.5
2010
2011
2012
2013
GDP
Energy sales

Brazil: the income elasticity of energy consumption is still high

Potential expansion of energy consumption - GDP does not capture:

- **changes in consumption pattern** (income distribution, increase in household appliances ownership etc.)
- **demographic profile** (less inhabitants/residence)

Brazilian industry – energy consumption has higher stiffness to an economic downturn:

- Relevant presence of **electro-intensive industries** (important competitive advantages) – crisis impact is weaker in consumption than in Industrial GDP
- **Technical restrictions.** E.g.: industrial furnaces and machines that cannot be turned off even if production is being reduced

Household consumption x residential segment
% annual growth



6.9
5.2
4.1
4.9
3.2
6.9
2.3
5.9
2010
2011
2012
2013
Household consumption
Residential segment

Industrial GDP x industrial segment
% annual growth



10.4
9.3
1.6
3.9
-0.8
0.7
1.3
2.0
2010
2011
2012
2013
Industrial GDP
Industrial segment

Other variables ensure energy consumption's good performance, despite the moderate economic growth

CPFL ENERGIA

Relevant variables for energy consumption

Residential and Commercial

- ✓ New residential **consumers**: **+3.0%** p.a.[1]
- ✓ Main variables:
  - Total **income**: **+4.9%** p.a.[2]
  - **Retail** sales: **+7.5%** p.a.[2]
  - Sales of **furniture and appliances: +13.6%** p.a.[2]
  - **Credit granted:** individuals (**+18.9%** p.a.[3]) and mortgage (**+42.8%** p.a.[3])

Industrial

- ✓ **Industrial Production: +2.4%** p.a.[2]
- ✓ **Real exchange rate**[4]**: 28%** devaluation (2013 x 2011) → higher competitiveness to exports
- ✓ **Government incentives**[5]
- ✓ **Vehicle** production: **+8.0%** p.a.[6]

Rural

- ✓ **Rainfall levels**
- ✓ **Grain harvest:** record level in 2013 and good perspectives for 2014

Household appliances ownership[7] | % residences



100
80
60
40
20
0
100
95
90
85
80
90
87
34
18
15
97
97
55
46
17
2003
2004
2005
2006
2007
2008
2009
2011
2012
Computer
Freezer
Washing machine
TV (right axis)
Refrigerator (right axis)

Evolution of main economic variables – seasonally adjusted[2] | Jan-03 = 100



240
180
120
60
500
400
300
200
100
0
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Total Income
Industrial Production
Retail sales
Furniture and appliances (right axis)

1) Average growth between 2003 and 2013. 2) Source: IBGE. Average growth between 2003 and 2013. 3) Source: Brazilian Central Bank. Average growth between 2008 and 2013. 4) Source: Ipea. 5) Accelerated depreciation of trucks and capital goods, tax and social security exemptions, public credit for investment, the concessions program and the possibility of higher indebtedness of states for public works. 6) Source: Anfavea. Average growth between 2003 and 2013. 7) Source: PNAD/IBGE.

Performance of RGE in 2013 | Record levels of harvest have positive effects over Rio Grande do Sul state

CPFL ENERGIA

Highlighting residential (7.5%) and industrial (5.5%) segments in 2013

According to IBGE, the grain harvest reached record levels in 2013:

+16.2% or **26 million tons**

Corn: **+13%** | Soybeans: **+24%**

Rio Grande do Sul is the **3rd largest agricultural producer** in Brazil

Production of agricultural machinery[1] | thousands



+19%
60
69
53
46
65
85
66
89
82
84
100
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Industrial Production in Rio Grande do Sul[2] | %



6.7
1.9
-5.3
6.9
2010
2011
2012
2013

Highlights **Industrial Production[2]** (2013 x 2012)	
Machinery and equipment	9.4%
Rubber and plastic	9.8%
Vehicles	17.2%
Unemployment rate (average 2013)	
Brazil[3]	5.4%
Porto Alegre	3.5%

Total income Porto Alegre x All metropolitan regions[2] | quarterly moving average (Jan-07 = 100)



170
160
150
140
130
120
110
100
Porto Alegre Metropolitan Region
All metropolitan regions
Jan-07
Aug-07
Mar-08
Oct-08
May-09
Dec-09
Jul-10
Feb-11
Sep-11
Apr-12
Nov-12
Jun-13

1) Source: Anfavea. 2) Source: IBGE. 3) For all 6 metropolitan regions surveyed by IBGE.

4Q13 Results

	Net Revenues[1]		EBITDA		Net income	
IFRS	-8.8% R$ 333 million		25.5% R$ 185 milllion		67.9% R$ 131 million	
	4Q12 R$ 3,800 million	4Q13 R$ 3,467 million	4Q12 R$ 727 million	4Q13 R$ 912 million	4Q12 R$ 192 million	4Q13 R$ 323 million
IFRS + Proportional consolidation for Generation[2] + Regulatory Assets & Liabilities - Non-recurring items	-9.7% R$ 378 million		-13.8% R$ 182 million		-14.5% R$ 72 million	
	4Q12 R$ 3,912 million	4Q13 R$ 3,534 million	4Q12 R$ 1,317 million	4QT13 R$ 1,135 million	4Q12 R$ 497 million	4Q13 R$ 425 million

	EBITDA 4Q12	EBITDA 4Q13	Net income 4Q12	Net income 4Q13
Proportionate Consolidation of Conventional Generation (A)	+ 90	+ 102		
Regulatory Assets & Liabilities (B)	+ 286	+ 75	+ 187	+ 46
Financial update of discos´ financial asset			+ 36	
Energy purchase – CPFL Renováveis		- 73		- 73
Sale of assets (properties and vehicles)		+ 25		+ 17
Legal and judicial expenses and other contingencies	- 142		- 94	
Write-down of discos' assets	- 28		- 21	
Adjustments in delinquency estimates (doubtful debt)	- 22		- 14	
Others adjustments	- 23		- 25	
Subtotal Non-recurring (C)	- 215	- 48	- 118	- 56
Total (A+B-C)	+ 590	+ 223	+ 305	+ 102

1) Excluding Revenue from Construction. 2) Foz do Chapecó, Baesa, Enercan and Epasa.

4Q13 Results

EBITDA | R$ Million



-13.8%
+25.5%
1,317
286
215
90
727
(333)
215
303
912
75
48
102
1,135
EBITDA managerial 4Q12¹
Reg. Assets & Liabilities 4Q12
Non-Rec. 4Q12
Prop. Cons. 4Q12
EBITDA 4Q12 IFRS
Net Revenues²
Energy costs and charges
PMSO +PPF+EM³
EBITDA 4Q13 IFRS
Reg. Assets & Liabilities 4Q13
Non-Rec. 4Q13
Prop. Cons. 4Q13
EBITDA managerial 4Q13¹

- **8.8% decrease in Net Revenues[2] (R$ 333 million)**
  - Distribution (- R$ 345 million): captive market (- R$ 394 million) + TUSD (+ R$ 48 million)
  - Commercialization and Services (R$ 64 million)
  - Conventional Generation (R$ 18 million), CPFL Renováveis (R$ 57 million)

	4Q12	4Q13
PLD (R$/MWh)[4]	305.16	294.26
R$/US$	2.03	2.23

- **8.9% decrease in Energy Costs and Charges (R$ 215 million)**
  - 50.4% decrease in sector charges (R$ 238 million)
  - 1.2% net increase in energy costs (R$ 23 million) — **CDE resources: R$ 107 million**
- **45.7% decrease in Operating Costs and Expenses[3] (R$ 303 million)**
  - **NON-RECURRING**
  - Sale of assets – properties and vehicles (R$ 25 million)
  - Legal and judicial expenses and Adjustments in delinquency estimates (doubtful debt) in 4Q12 (R$ 164 million)
  - Write-down of discos' assets and PMSO CPFL Renováveis (R$ 42 million) and Dismissal costs in 4Q12 (R$ 9 million)
  - Decrease in personnel expenses (R$ 28 million) and Third-party services (23 million) – **ZBB (Zero Base-Budget)**
  - Equity Method (R$ 18 million)
  - Others (R$ 6 million)

1) Take into account consolidation of projects; 2) Disregard construction revenues; 3) Personnel, material, third-party services and others + Private Pension Fund + Equity method; 4) average PLD SE/CW.

4Q13 Results

Net Income | R$ Million



-14.5%
+67,9%
497
187
119
192
185
(33)
1
(22)
323
46
56
425
4Q12 adjusted net income¹
Reg. Assets & Liabilities 4Q12
Non-Rec. 4Q12
4Q12 IFRS net income
EBITDA
Financial Result
Depreciation/ Amortization
Taxes
4Q13 IFRS net income
Reg. Assets & Liabilities 4Q13
Non-Rec. 4Q13
4Q13 adjusted net income¹

	4Q12	4Q13
CDI	6.8% p.a.	9.6% p.a.
R$/US$	2.03	2.23

- **25.5% increase in EBITDA (R$ 185 million)**
  - from R$ 727 million in 4Q12 to R$ 912 million in 4Q13
- **R$ 33 increase in Negative Net Financial Result**
  - Monetary and FX variation (R$ 49 million) and net increase in financial expenses (R$ 32 million)
  - Decrease of interests on bills overdue (R$ 16 million)
  - Others (R$ 29 million) - Financial update of discos´ financial asset (R$ 8 million), UBP (R$ 2 million) and others (R$ 19 million)
  - Restatement of Escrow Deposits (R$ 81 million)
  - Non-recurring effects in 4Q12 (R$ 11 million) – incorporation of networks and write-down of discos' assets **Non-recurring**
- **0.2% decrease in Depreciation and Amortization (R$ 1 million)**
- **Income tax and Social Contribution (R$ 22 million)**

2013 Results

CPFL ENERGIA

	Net Revenues[1]		EBITDA		Net income	
IFRS	↑ 0.7% R$ 90 million		↑ 3.2% R$ 111 million		↓ -21.4% R$ 258 million	
	2012	2013	2012	2013	2012	2013
	R$ 13,539 million	R$ 13,629 million	R$ 3,435 million	R$ 3,546 million	R$ 1,207 million	R$ 949 million
IFRS + Proportional consolidation for Generation[2] + Regulatory Assets & Liabilities - Non-recurring items	↑ +3.9% R$ 522 million		↓ -8.3% R$ 380 million		↓ -17.4% R$ 283 million	
	2012	2013	2012	2013	2012	2013
	R$ 13,487 million	R$ 14,009 million	R$ 4,605 million	R$ 4,225 million	R$ 1,645 million	R$ 1,358 million

	EBITDA 2012	EBITDA 2013	Net Income 2012	Net Income 2013
Proportionate Consolidation of Conventional Generation (A)	+ 413	+ 348		
Regulatory Assets & Liabilities (B)	+ 475	- 181	+ 310	- 113
Financial update of discos´ financial asset			+ 105	- 86
Exposure MRE/ Energy Purchase (Conventional Generation | Renewables)		- 209		- 185
Disposal of assets (properties and vehicles)		+ 78		+ 51
Legal and judicial expenses and other contingencies	- 142	- 304	- 94	- 200
Adjustments in delinquency estimates (doubtful debt)	- 76		- 50	
ICMS (Special Installment Payment Program)		- 47		- 72
Write-down of discos' assets	- 44		- 33	
Others adjustments	- 20	- 15	- 56	- 30
Subtotal Non-recurring (C)	+ 282	+ 510	+ 128	+ 522
Total (A+B-C)	+ 1,170	+ 678	+ 438	+ 409

1) Excluding Revenue from Construction. 2) Foz do Chapecó, Baesa, Enercan and Epasa.

Manageable expenses – PMSO

Nominal adjusted PMSO | R$ Million


MSO
P
R$ 53 million
(-3.8%)
IGPM: 12.2%
R$ 30 million
(-2.1%)
R$ 23 million
(-1.7%)
1,406
1,376
1,353
825
787
769
591
589
584
2011
2012
2013

Real adjusted PMSO[1] | R$ Million


MSO
P
R$ 236 million
(-149%)
IGPM: 12.2%
R$ 129 million
(-8.1%)
R$ 107 million
(-7.3%)
1,589
1,460
1,353
926
835
769
663
625
584
2011
2012
2013

12% decrease (R$ 79 million) in real labor expenses between 2011 and 2013

17% decrease in MSO (R$ 157 million) mainly due to the dissemination of the Zero-Based Budget culture

1)Constant currency of Dec/13. Variation of IGP-M in the period 2011 x 2013= 12.2%; 2013x2012 = 6.1% and 2012 x 2011 = 5.8%. PMSO without Private Pension Fund.

R$ 568 million in dividends in 2H13



Dividend Yield[1] (LTM)
Declared dividends[2] (R$ Mi)
CPFL average price (R$/ORD)[3]
3.7%
6.5%
9.1%
8.7%
9.6%
10.9%
9.7%
7.6%
7.3%
7.6%
7.9%
8.6%
6.9%
6.0%
7.1%
6.1%
4.6%
3.9%
4.8%
140
401
498
612
722
842
719
602
606
572
655
774
486
748
758
640
456
363
568
2S04
1H05
2H05
1H06
2H06
1H07
2H07
1H08
2H08
1H09
2H09
1H10
2H10
1H11
2H11
1H12
2H12
1H13
2H13
8.29
9.43
11.67
15.02
14.13
15.87
17.99
18.05
16.69
15.77
16.51
18.44
20.18
22.05
21.95
26.30
22.95
21.11
19.80

CPFL has presented payout ration close to 100% since its IPO, reaching the mark of R$ 11.2 billion distributed. **Declaration of dividend for 2H13: R$ 568 million | 0.59/share**

1) Considering last two half years' dividend yield. 2) Refers to declared dividend. Payment in the next half year. 3) Considers share price adjusted for reversal stock split and simultaneous split of shares on June 29, 2011 (not adjusted per dividends).

Capex(e) 2014-2018

Total:
R$ 7,739 million[1] (IFRS)
R$ 7,213 million[2] (Pro-forma)

Distribution:
R$ 5,826 million

Generation[3]:
R$ 1,425 million (IFRS)
R$ 899 million (Pro-forma)

Commercialization and Services:
R$ 488 million



IFRS
1,735
53
837
845
1,622
144
603
875
2,089
136
637
1,316
1,553
83
129
1,342
1,239
58
28
1,153
1,235
68
27
1,140
Pro-forma
1,410
53
513
845
1,410
144
392
875
1,842
136
390
1,316
1,505
83
80
1,342
1,230
58
19
1,153
1,226
68
18
1,140
2013 actual (cash flow)
2014
2015
2016
2017
2018

1) Constant currency Dec/13. Take into account 100% interest on CPFL Renováveis and Ceran (IFRS)
2) Constant currency Dec/13. Considers the proportional stake in the generation projects
3) Conventional + Renewable

Indebtedness | Control of financial covenants

Leverage[1] | R$ billion


12.6
12.5
12.6
12.2
12.2
Adjusted net debt[1]/
Adjusted EBITDA[2]
2.89
3.03
3.42
3.53
3.59
2012
1Q13
2Q13
3Q13
4Q13

	2012	1Q13	2Q13	3Q13	4Q13
Adjusted EBITDA[2] R$ million	4,377	4,111	3,676	3,466	3,399

Gross debt cost[3] | LTM


Nominal
Real
17.7%
13.9%
13.4%
12.1%
13.4%
9.4%
10.5%
11.1%
9.0%
8.4%
9.4%
7.9%
9.9%
7.3%
7.1%
4.9%
4.4%
4.3%
3.0%
2,4%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Gross debt breakdown[3]


CDI
62%
TJLP
28%
Prefixed
(PSI)
7%
IGP
3%

1) Financial covenants criteria. 2) LTM recurring EBITDA (covenants criteria). 3) Financial debt (+) private pension fund (-) hedge (considering proportional consolidation).

Debt profile on December 30, 2013

Debt amortization schedule[1,2] (Dec/13) | R$ million



Cash coverage:
2.7x short-term amortization (12M)
Average tenor: 4.01 years
Short-term (12M): 11.0% of total
4,206
1,549
3,304
2,060
2,206
2,926
1,645
2,923
Cash
Short term
2015
2016
2017
2018
2019
2020+

1) Disregard financial charges (ST = R$ 288 million; LT = R$ 76 million), hedge (net positive effect of R$ 316 million) and MTM (R$ 44 million). 2) IFRS consolidation criteria.

Generation | Partnership with Dobrevê Energia

DESA is one of the main independent renewable energy companies in Brazil,
with total contracted capacity of 331 MW



1
2
3
4
5
SHPP
Wind
CPFL RENOVÁVEIS
Hydro
Biomass
Wind
Solar

	Commercial Start Up	Installed capacity	Capacity factor	PPA² R$/MWh
1 SHPP Ludesa(1) São Domingos (SC)	Jul-07	30.0 MW	70.7%	202
2 SHPP Figueirópolis Indiavaí (MT)	Nov-10	19.4 MW	64.9%	201
3 SHPP Novo Horizonte Campina Grande (PR)	Jun-11	23.0 MW	45.2%	136
4 Morro dos Ventos João Câmara (RN)	Jul-12	145.2 MW	45.5%	186
4 Eurus João Câmara (RN)	Sep-13	60.0 MW	49.2%	150
4 Morro dos Ventos II João Câmara (RN)	1Q16	29.2 MW	51.8%	124
5 SHPP Mata Velha Unaí (MG)	2Q16	24.0 MW	52.1%	131

Portfolio of Projects in the Partnership (MW)	Operation	Construction	Total
CPFL Renováveis	1,416.8	383.5	1,800.3
DESA	277.6	53.2	330.8
CPFL Renováveis After-Partnership	**1,694.4**	**436.7**	**2,131.1**

1) DESA holds 60% of SHPP Ludesa. 2) The PPAs are based on January 2014 (average values when there is more than one PPA). 3) On December 31, 2013, DESA presented a consolidated net debt of R$ 656 million (preliminary value, subject to audit and, therefore, eventual changes) to be added after December 31, 2013 in approximately R$ 200 million.

CPFL RENOVÁVEIS

Generation | Portfolio Expansion

CPFL ENERGIA





	Atlântica Wind Farms	Rosa dos Ventos Wind Farms	
Location	Palmares do Sul - Rio Grande do Sul	Aracati - Ceará	
Plants	**Atlântica I, II, IV e V**	**Canoa Quebrada**	**Lagoa do Mato**
Commercial start-up	Gradually since NOV/13	DEC/2008	JUN/2009
Installed Capacity	120 MW	10.5 MW	3.2 MW
Assured Energy	52.7 MW average	4.1 MW average	1.3 MW average
PPA	LFA/2010 – until 2033	PROINFA[1] – until 2028	PROINFA[1] – until 2029
Annual Estimated Revenues[2]	R$ 76.7 MM	R$ 10.2 MM	R$ 3.9 MM

1) Energy generated by the wind farms is contracted with Eletrobrás, through PROINFA - Incentive Program for Alternative Sources of Energy; 2) Based on contractual obligations.

Commercial start-up **2013-2018(e) | 384 MW / 193 MWaverage**


Complexo Macacos I

	Commercial start-up (e)	Installed capacity (MW)	Assured Energy (MWavg)	PPA	Status
Macacos I wind farms[1]	**2Q14[5]**	78.2	37.5	R$ 160.1[7] 20 years	Final stages of assembly (20 wind turbines and 14 towers assembled)
Campo dos Ventos wind farms[2,6]	1H16	82.0	40.2	ACL 19 years	Contract to supply wind turbines signed; executive projects in progress
São Benedito wind farms[3,6]	2H16	172.0	89.0	ACL 19 years	Contract to supply wind turbines signed; executive projects in progress
Pedra Cheirosa wind farms[4]	1Q18	51.3	26.1	A-5 2013	Negotiation of wind turbines supply in progress

1) Macacos, Pedra Preta, Costa Branca and Juremas; 2) Campo dos Ventos I, III, V; 3) Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula São Domingos and Ventos de São Martinho; 4) Pedra Cheirosa I and II; 5) Considering the start-up of the first farm in the complex; 6) Projects with energy sold to the free market in the long term, with contract for the supply of equipment and awaiting connection definition to start construction. 7) Constant currency (Dec/13).

Stock Market Performance

Shares performance on BM&FBovespa - 2013[1]


CPFE3 NOVO MERCADO
-7.0%
-8.8%
-15.5%
CPFE3
IEE
IBOV

Shares performance on NYSE - 2013[1]


CPL LISTED NYSE
27.6%
-19.0%
-12.5%
CPL
Dow Jones Index
Dow Jones Br20

Daily average trading volume on BM&FBovespa + NYSE | R$ million


4,208
3,081
+36.6%
-15.1%
42.7
36.3
24.8
15.6
17.9
20.7
2012
2013
BM&FBovespa
NYSE
Daily average number of trades on BM&FBovespa

Índice de Sustentabilidade Empresarial ISE

9th consecutive year

CPFL remains in ISE since its creation, in 2005

2014 Portfolio:

- 40 companies participating in the index
- 18 industries
- R$ 1.14 trillion in market cap[2]
- Portfolio weight in BM&FBovespa: 47.16%

Source: Economatica; 1) Year of 2013 (Dec 28th, 2012 – Dec 30th, 2013); 2) Market cap in 11/26/13 (the date of the index release)

CPFL Energia is acknowledged in various areas: Quality, Safety and Sustainability

CPFL ENERGIA

Quality


PRÊMIO
IASC
2013

IASC Award 2013

- **Best evaluated** distributors **by consumers**
- **RGE**: South companies
- **CPFL Piratininga**: Southeast



RGE: CIER Quality Award 2013

- **RGE** was awarded as **the best energy distributor company in Latin America**

Safety


MEDALHA ELOY CHAVES
A.B.C.E.

Medalha Eloy Chaves 2013

- Awarded: **RGE**, **CPFL Geração**, **CPFL Santa Cruz** and **CPFL Sul Paulista**
- Award promoted by ABCE to reward **the main electric companies in Safety**

Sustainability


ROBECOSAM
The Sustainability Yearbook 2014

RobecoSAM's: The Sustainability Yearbook

- Since 2004, it ranks the **most sustainable companies in the world**
- **CPFL Energia is a member of the 2014 Sustainability Yearbook,** in the electric utilities, assessed by RobecoSAM

100 anos GERANDO HISTÓRIAS

CPFL ENERGIA